

ENTERPRISE BANK & TRUST COMPANY

Subordinated Notes Offering

June 29, 2020



Enterprise
Bancorp, Inc.

CREATE SUCCESS

NASDAQ: EBTC
www.enterprisebanking.com

Disclaimer

This investor presentation contains, and future oral and written statements of Enterprise Bancorp, Inc. (the "Company" or "EBTC") and its wholly-owned banking subsidiary, Enterprise Bank & Trust Company (the "Bank"), and its management may contain, statements about future events that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by references to a future period or periods or by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "will," "should," "plan," and other similar terms or expressions. Forward-looking statements include, but are not limited to: (i) projections and estimates of revenues, expenses, income or loss, earnings or loss per share, and other financial items, including our estimated financial results for the second quarter of 2020, (ii) statements of plans, objectives and expectations of the Company or its management, (iii) statements of future economic performance, and (iv) statements of assumptions underlying such statements. Forward-looking statements should not be relied on because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company and the Bank. These risks, uncertainties and other factors may cause the actual results, performance, and achievements of the Company and the Bank to be materially different from the anticipated future results, performance or achievements expressed in, or implied by, the forward-looking statements. Factors that could cause such differences include, but are not limited to, local, regional, national and international economic conditions, the extent of the impact of the COVID-19 pandemic, including the impact of actions taken by governmental and regulatory authorities in response to such pandemic, such as the CARES Act and the programs established thereunder, and our participation in such programs, volatility of the financial markets, changes in interest rates, regulatory considerations, competition and market expansion opportunities, changes in non-interest expenditures or in the anticipated benefits of such expenditures, the receipt of required regulatory approvals, changes in non-performing assets and charge-offs, changes in tax laws, current or future litigation, regulatory examinations or other legal and/or regulatory actions, the impact of any tariffs, terrorist threats and attacks, acts of war or threats thereof or other pandemics. Therefore, the Company can give no assurance that the results contemplated in the forward-looking statements will be realized. For more information about these factors, please see our reports filed with or furnished to the Securities and Exchange Commission (the "SEC"), including the Company's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q on file with the SEC, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Any forward-looking statements contained in this investor presentation are made as of the date hereof, and the Company undertakes no duty, and specifically disclaims any duty, to update or revise any such statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

This investor presentation has been prepared by the Company solely for informational purposes based on its own information, as well as information from public sources. Certain of the information contained herein may be derived from information provided by industry sources. The Company believes such information is accurate and that the sources from which it has been obtained are reliable. However, the Company has not independently verified such information and cannot guarantee the accuracy of such information.

This investor presentation has been prepared to assist interested parties in making their own evaluation of the Company and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in the investor presentation and other information provided by or on behalf of the Company.

This investor presentation is not an offer to sell securities and it is not soliciting an offer to buy securities in any state where the offer or sale is not permitted. Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

Pro Forma and Projected Information

This investor presentation contains certain pro forma and projected information, including projected pro forma information that reflects the Company's current expectations and assumptions. This pro forma information does not purport to present the results that the Company will ultimately realize.

Non-GAAP Financials

This investor presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures and the Company's reported results prepared in accordance with GAAP. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of the presentation. Numbers in this presentation may not sum due to rounding.

Terms of Planned Capital Raise

Issuer	Enterprise Bancorp, Inc. (NASDAQ: EBTC)
Security	Subordinated Notes
Amount	$60 Million
Rating	BBB- by Kroll Bond Rating Agency
Structure	Fixed-to-Floating Rate
Issuance Type	Private Placement with Registration Rights
Term	10 Years
Call Date	5 Years
Use of Proceeds	General corporate purposes, organic growth and to support bank regulatory capital ratios
Lead Placement Agent	Piper Sandler & Co.
Co-Placement Agent	Raymond James & Associates

Franchise Overview

- Founded in 1989 in Lowell, Massachusetts, EBTC ($3.4B in total assets[1]) is the preeminent community bank franchise in its geographic footprint, which includes highly attractive markets in Massachusetts and southern New Hampshire

- EBTC has built its strong market share organically by focusing on relationships rather than "transactional" business



#1 Top Place to Work
among large-sized companies
2019, *The Boston Globe*

✓ *Core-funded, valuable low-cost deposit base that translates into margin and earnings stability*

✓ *Disciplined credit culture and record of excellent credit quality*

✓ *Commitment to maintaining a strong capital position with an opportunistic capital raising strategy*

✓ *History of targeted, organic balance sheet and market share growth and footprint expansion rather than M&A*

✓ *Strong and consistent earnings history and liquidity position: 122 consecutive profitable quarters*

✓ *Wealth and cash management fee-based businesses diversify revenue streams*

✓ *Experienced Board and Management team with significant insider ownership of ~17%*

✓ *Deep community roots and loyal customer base*

✓ *Sizable and recent investments in digital platform to bolster future growth*

1) As of March 31, 2020

Operating Strategy

- Organic growth focus **_and_** competency

- Relationship-based, local community focus in growing loans, deposits and wealth management assets

- Aim to recruit top bankers in expansion markets

- Robustly develop commercial bankers and talent internally

- Maintain diversified loan portfolio

- Attract customers from large banks

- Franchise values / priorities:

  - ✓ Strong and positive culture – People!

  - ✓ Credit quality / balance sheet quality

  - ✓ Digitalization

  - ✓ Grow wealth management assets

  - ✓ Further enhance strong cash management offerings

Branch Footprint & Market Demographics



Branches
19 in MA
7 IN NH
26 Total[2]

- Strategically positioned in attractive markets ("mushrooming out" branch expansion philosophy)

- Core deposits of $2.8B, which represents ~97% of total deposits[1]

- Significant investment in digital and cash management platform

★ **Boston**



2020 Median Household Income (By MSA)

$94,019	**Boston-Cambridge-Newton, MA-NH (19 branches[2])**
$88,792	**Manchester-Nashua, NH (5 branches)**
$75,758	**Worcester, MA-CT (2 branches)**
$66,010	**USA**

1)   Core deposits defined as total deposits less total CDs >$250,000 and brokered deposits (as of March 31, 2020)
2)   North Andover, MA branch opening Fall 2020
Source: S&P Global Market Intelligence

EB Enterprise | 6

Leading Deposit Market Share

Deposit Market Share In EBTC's 19 Communities[1]

Year	Deposit Market Share (%)
2019	15.81
2018	15.74
2013	12.47
2008	7.95
2003	6.63

Rank	Bank	Deposit Market Share (%)
1	Bank of America	18.07
2	TD Bank	17.02
3	Enterprise	15.81
4	Santander Bank	11.30
5	Citizens Bank	9.83
6	Lowell Five	3.96
	25 Other Banks in Total	**24.01**

1) Aggregate deposit market share for Acton, Andover, Billerica, Chelmsford, Dracut, Fitchburg, Lawrence, Leominster, Lowell, Methuen, Tewksbury, Tyngsborough and Westford, MA, as well as Derry, Hudson, Nashua, Pelham, Salem and Windham NH; Deposit data as of June 30, 2019
Source: Company documents; FDIC

Experienced and Stable Leadership Team

- In 1989, George Duncan founded EBTC with the vision of putting an entrepreneurial spirit and community commitment at the forefront of the Bank's values

Name	Title	Years With Enterprise	Years in Role
George Duncan	Founder, Executive Chair, Director	32	32
Jack Clancy	CEO, Director	32	13
Richard Main	President, Director	31.5	31.5
Brian Bullock	EVP, Chief Commercial Lending Officer	31	11
Brian Collins	EVP, Director of Operations	20.5	6
Susan Covey	EVP, Branch Administration Director	15.5	6
Ryan Dunn	EVP, Regional Commercial Lending Director	22.5	13
Jamie Gabriel	EVP, Chief Human Resources Officer	20.5	6
Mike Gallagher	EVP, Chief Risk Officer	17	10
Marlene Hoyt	EVP, Construction Lending Director	18.5	18.5
Steve Irish	EVP, Chief Operating Officer & Managing Director Wealth Management	31.5	10.5/3
Steve Larochelle	EVP, Chief Banking Officer	23.5	11
Joe Lussier	EVP, Chief Financial Officer & Treasurer	20.5	0.5
Peter Rayno	EVP, NH Community Banking & Regional Commercial Lending Director	15.5	13
Diane Silva	EVP, Chief Mortgage and Consumer Lending Officer	31	31
Keith Soucie	EVP, Chief Information Officer	14.5	14.5
Chet Szablak	EVP, Chief Sales, Community, and Customer Relationship Officer	22	11

Source: S&P Global Market Intelligence; Company documents

Strong Board of Directors

- EBTC has an experienced community based board with a long average tenure

Name	Description / Outside Affiliation	Age	Tenure
George Duncan	Founder, Executive Chair	79	32
James Conway III	Vice Chairman of the Board; Chairman of the Courier Corporation	67	31
Kenneth S. Ansin	President, Ansin Consulting Group	55	3
Gino Baroni	Owner and Managing Principal, Trident Project Advisors	63	10
Jack Clancy	CEO, Enterprise Bancorp, Inc.	62	17
John Clementi	CEO, Longview Development LLC	70	22
Carole Cowan	Former President, Middlesex Community College	77	21
Normand Deschene	Former CEO, Wellforce	65	9
John Grady Jr.	Managing Partner, JTG Partners, LLC	72	7
Mary Jane King	President, Conway Management Company	66	6
John Koutsos	President, Alec's Shoe Store, Inc.	59	7
Joe Lerner	Managing Partner, 819 Energy, LLC	45	4
Shelagh Mahoney	Owner and CEO, Eastern Salt Company, Inc.	54	3
Richard Main	President, Enterprise Bancorp, Inc.	73	31
Jacqueline Moloney	Chancellor, UMASS Lowell	66	10
Luis Pedroso	Co-Founder, President & CEO, Accutronics, Inc.	60	6
Mike Putziger	Chairman, WinnCompanies	74	12
Carol Reid	Former Corporate Controller and Chief Accounting Officer, Avid Technology	72	14

Source: S&P Global Market Intelligence

Financial Snapshot

Balance Sheet	1Q20 LTM	1Q20	
Total Assets ($M)	$3,367	$3,367	
Total Net Loans Held for Investment ($M)	2,644	2,644	
Total Deposits ($M)	2,913	2,913	
Core Deposits ($M / % total)[1]	2,827 / 97.06%	2,827 / 97.06%	
Total Loans / Deposits	92.14%	92.14%	
Capital			
Common Equity ($M)	$305	$305	
Tang. Common Equity / Tang. Assets[2]	8.89%	8.89%	
Tier 1 Leverage Ratio	8.69%	8.69%	
Total Capital Ratio	11.61%	11.61%	
Current & Pro Forma CRE / Total RBC Ratio[3]	317.66% / 269.29%	317.66% / 269.29%	
Earnings & Profitability			**4Q19**
Net Income ($M)	$29.5	$4.0	
Provision Expense ($M)	$7.7	$6.1	($0.4)
ROAA	0.93%	0.49%	
ROAE	10.23%	5.34%	
Net Interest Margin (FTE)	3.93%	3.89%	
Non-Interest Income / Avg. Assets[4]	0.52%	0.50%	
Efficiency Ratio (FTE)[4]	65.1%	66.0%	
Cost of Deposits	0.70%	0.63%	
Asset Quality			
NPAs / Assets[5]	0.47%	0.47%	
Reserves / Loans	1.48%	1.48%	
NCOs / Average Loans	0.07%	0.00%	

1) Core deposits defined as total deposits less total CDs >$250,000 and brokered deposits (as of March 31, 2020)
2) Represents a Non-GAAP financial measure. Reconciliation can be found on page 38
3) Assumes $60.0M gross proceeds, with net proceeds of $58.9M and 20% risk-weighting on new assets
4) Excludes gains on sales from available for sale securities
5) Excludes accruing TDRs; The Bank had no OREO at March 31, 2020 and expects to have no OREO at June 30, 2020

Source: S&P Global Market Intelligence; Company documents

Recent Developments

PPP Update[1]

- PPP originations of ~2,600 loans totaling ~$500M, with a median loan size of $68,000, were made only to existing bank customers

- The PPP loans resulted in ~$17M in SBA fees, which are being recognized into income over the life of the loans, in addition to interest income of 1%

Q2 2020 Guidance

- The Company expects to have a stable Q2 2020, with higher net income and a lower provision than Q1 2020

  - Provision was $6.1M in Q1 2020, (primarily from: $3.3M general economic reserve; $1.5M related to classified/impaired loans; and the balance related primarily to loan growth); the Company elected to defer CECL implementation to Q3 or Q4 2020

  - Expected provision of ~$2.0M -~$3.0M in Q2 2020 (~$1.0M -~$2.0M general economic reserve; ~$1.0M related to classified/impaired loans); June YTD charge offs expected to be <$175,000

  - Expected net income in Q2 2020 of ~$7.0M -~$8.0M vs. $4.0M in Q1 2020

- Estimated Q2 2020 balance sheet highlights (includes $500M of PPP loans):

  - Assets: ~$4.0B vs. Q1 2020 of $3.4B

  - Loans: ~$3.2B vs. Q1 2020 of $2.7B

  - Deposits: ~$3.6B[2] vs. Q1 2020 of $2.9B

- Investment securities portfolio: unrealized gains of $28M at end of May vs. $23M in Q1 2020

- Stable credit:

  - ~0.60%-0.65% NPAs / Assets (excluding PPP loans) expected at Q2 2020 vs. 0.47% at Q1 2020[3]

  - ~1.55%-1.60% Loan Loss Reserve / Total Loans (excluding PPP loans) expected at Q2 2020 vs. 1.48% at Q1 2020

  - Delinquencies are expected to be marginally higher at Q2 2020 vs. Q1 2020, which reflects slower payments from borrowers, likely related to the ongoing COVID-19 pandemic

1) PPP data as of June 19, 2020
2) Includes $75M of brokered deposits
3) Excludes accruing TDRs; The Bank had no OREO at March 31, 2020 and expects to have no OREO at June 30, 2020
Source: Company management

Recent Developments

COVID-19 Related Loan Deferrals by Industry

- Management was proactive with customers at the onset of the COVID pandemic and granted short-term payment deferrals to those requesting financial assistance

- 950 loans in the Bank's portfolio with a principal balance of $536M (20% of total loans) were granted short term deferrals, with ~50% of loan deferrals for principal only. Management currently expects ~75% of deferrals to end after the initial 90-day deferment period

- Remaining ~25% of deferrals to be given an additional 90-day deferment period

- 84% of deferrals are generally secured by real estate

Industry	Deferred Principal Balance ($000)	Average Balance ($000)	# of Deferrals	Deferred Principal Balance as % of Loans	Deferred Principal Balance as % of Total Industry
Real Estate and Rental and Leasing	$184,704	$914	202	7%	19%
Accommodation and Food Services	$72,017	$1,221	59	3%	66%
Health Care and Social Assistance	$57,802	$490	118	2%	38%
Construction	$55,802	$641	87	2%	15%
Arts, Entertainment, and Recreation	$37,654	$571	66	1%	66%
Manufacturing	$28,919	$445	65	1%	20%
Retail Trade	$25,273	$304	83	1%	21%
All Other	$23,846	$351	68	1%	6%
Professional, Scientific, and Technical Services	$15,219	$390	39	1%	22%
Other Services (except Public Administration)	$14,203	$209	68	1%	11%
Wholesale Trade	$11,306	$404	28	0%	18%
Transportation and Warehousing	$5,145	$143	36	0%	23%
Administrative and Support and Waste Management	$4,400	$142	31	0%	10%
By Industry Grand Total	**$536,292**	**$565**	**950**	**20%**	
Segment					
Commercial Real Estate	$380,396	$843	451	14%	
Commercial & Industrial	$85,402	$201	424	3%	
Commercial Construction	$48,871	$1,810	27	2%	
Residential Mortgage	$17,887	$511	35	1%	
Home Equity	$3,714	$338	11	0%	
Consumer	$23	$11	2	0%	
By Segment Grand Total	**$536,292**	**$565**	**950**	**20%**	

Note: Data as of June 1, 2020
Source: Company documents

Recent Developments

Limited COVID-19 At-Risk Industry Exposure

Industry	Total Outstanding ($000)	% of Total Loans	Total Deferred Principal Balance ($000)	Deferred Principal Balance As a % of Total Industry
Retail	$117,610	4.4%	$25,273	21%
Restaurants	$66,484	2.5%	$41,006	62%
Fitness Centers	$33,719	1.3%	$27,963	83%
Hotels	$32,636	1.2%	$24,601	75%
CRE - NOO - Retail	$103,347	3.8%	$35,003	34%

- Exposure to at-risk industries is relatively low as a percent of total loan portfolio, with each industry segment making up less than five percent of total loans

Note: Data as of March 31, 2020
Source: Company documents

Legacy of Profitability

EBTC has been profitable each year since 1990, its 2nd year of operations

Net Income ($M)

CAGR[1]			
Last 5 Years	Last 10 Years	Last 15 Years	Last 20 Years
18%	16%	11%	11%



New England Recession
Financial Crisis
$0 $1 $1 $1 $2 $2 $2 $3 $4 $4 $4 $5 $6 $7 $8 $8 $9 $10 $6 $8 $11 $11 $12 $14 $15 $16 $19 $19 $29 $34 $30
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 1Q20 LTM

1) As of December 31, 2019

Note: Bank level net income shown from 1990-1998; consolidated net income shown thereafter

Source: S&P Global Market Intelligence

Targeted, Organic Balance Sheet Growth

CAGR[1]	Last 5 Years	Last 10 Years	Last 15 Years	Last 20 Years
Assets	10%	10%	9%	10%
Customer Deposits	11%	10%	9%	11%
Loans	9%	9%	11%	12%
Avg. NCOs / Loans	0.04%	0.08%	0.08%	0.08%

Total Assets ($M)



Total Net Loans Held for Investment ($M)



Total Deposits ($M)



NCOs / Avg. Loans

Strong loan growth with minimal charge-offs



1) CAGRs as of December 31, 2019
2) Core deposits defined as total deposits less total CDs >$250,000 and brokered deposits (as of March 31, 2020)
Source: S&P Global Market Intelligence; Company documents

Strong, Consistent Historical Profitability

ROAE



ROAA



Net Income ($M)



NIM (FTE)



1)   CAGRs as of December 31, 2019
Source: S&P Global Market Intelligence; Company documents

Growing Non-Interest Income

Non-Interest Income Components[1]



- Insurance 2.5%
- BOLI 3.8%
- Loan Fees 0.2%
- Gain on Sale of Loans 3.5%
- Other[3] 12.9%
- Wealth Management[2] 34.4%
- Deposit, Cash Management & Interchange Fees 42.7%

Historical Non-Interest Income[1] ($M)



2016	2017	2018	2019	Q120 LTM
$13.6	$15.0	$14.9	$16.2	$16.4

Non-Interest Income / Average Assets: 0.52%[1]

Wealth Management ($793M in AUM as of 3/31/20)

- Customized investment management and trust services provided to individuals, family groups, commercial businesses, trusts, foundations, non-profit organizations, and endowments
- Brokerage and management services through a third-party arrangement with a licensed securities brokerage firm, with products designed primarily for the individual investor
- Retirement plan services are offered through third-party arrangements with leading 401(k) plan providers

Cash Management

- Competitive suite of products, superior client service
- Target C&I, government, non profit, professional and property management clients

---

1) Excludes gains on sales from available for sale securities; data as of the last twelve months ended March 31, 2020
2) Includes wealth management and wealth services
3) Includes foreign exchange income and wire transfer fees
Source: S&P Global Market Intelligence; Company documents

Overview of Enterprise Risk Management

- Risk Management Governance
  - Board and Committee Oversight and Reporting
  - Tenured Chief Risk Officer: Direct Reporting to the Chief Executive Officer
  - Ownership of Individual Risk Categories by Subject Matter Experts
  - Independent Internal Audit Department
  - Project Management Office
- Key Governance Items
  - Succession Planning
  - Related Party Transactions and Insider Loans
  - Audit Findings, Tracking and Resolution
  - Regulatory Oversight, Exams and Findings
- Technology and Cybersecurity
  - Core In-House Processing Environment
  - Use of Cloud Environment and Third-Party Hosted Applications
  - Security Information and Event Management System
  - FFIEC Cybersecurity Assessment Tool
  - Critical Third-Party IT Vendors
- Key Operational Risk Management Items
  - Robust Management of Third-Party Risk
  - Business Continuity / Disaster Recovery Plan / Pandemic Planning
  - Fraud Management
  - Legal and Regulatory Compliance

Disciplined Credit Culture

- Conservative relationship focused lending philosophy with processes that allow for prompt and thorough underwriting and decisions on loan requests
- Annual third party loan review and stress testing
- Legal lending limit is $60M
  - Largest single loan outstanding: $25M
  - Largest relationship: $46M
  - Top 20 borrower relationships amount to 15.4% of total loans and all are risk rated as "pass."
- The credit approval process operates through a hierarchy of individual and committee approval authorities, with the bank's largest lending relationships subject to approval by the Loan Committee, a subcommittee of the Board of Directors. Entities involved in the loan approval and credit monitoring functions include:
  - Management Loan Review Committee – reviews policies and procedures, and monitors loan portfolio performance
  - Credit Review Committee – senior lending and credit officers; approves loans to large borrowers – TCE $6M to $12M
  - Loan Committee – subcommittee of the BOD; reviews policy; monitors portfolio performance; approves loans to largest borrowers – TCE over $12M
  - Board of Directors – approves Loan Policy, lending authorities, and insider loans; monitors loan portfolio performance

1) 70% if DCF appraisal required
2) Based on 25-year amortization, with 10% vacancy allowance

Lending Strategy & Portfolio Composition

Loan Type	3/31/2020		12/31/2019		12/31/2018	
Commercial real estate	$1,442,150	53.67%	$1,394,179	54.28%	$1,303,879	54.55%
Commercial and industrial	$537,790	20.01%	$501,227	19.51%	$514,253	21.51%
Commercial construction	$345,683	12.86%	$317,477	12.36%	$234,430	9.81%
Total commercial loans	**$2,325,623**	**86.54%**	**$2,212,883**	**86.15%**	**$2,052,562**	**85.87%**
Residential mortgages	$254,188	9.46%	$247,373	9.63%	$231,501	9.68%
Home equity	$97,223	3.62%	$98,252	3.83%	$96,116	4.02%
Consumer	$10,194	0.38%	$10,054	0.39%	$10,241	0.43%
Total retail loans	**$361,605**	**13.46%**	**$355,679**	**13.85%**	**$337,858**	**14.13%**
Gross loans	**$2,687,228**	**100%**	**$2,568,562**	**100%**	**$2,390,420**	**100%**

- Commercially focused, relationship based lending strategy with strong credit culture

- No niche or specialty industries – EBTC focuses on the top third of the market; virtually all loans are within a 50 mile radius of the Bank's footprint

- ~47% / 53% split between non-owner and owner-occupied CRE

- Participations in = $101.0M (3.8% of gross loans)

- Management manages concentration risk through participating out portions of loans for strong borrowers well before the relationship reaches the legal lending limit

- Participations out = $82.2M

- ~85-90% of variable rate loans have floors

Note: Data as of March 31, 2020
Source: S&P Global Market Intelligence

Overview of Commercial Real Estate Portfolio

Non Owner-Occupied CRE



Cmml. Land 0.9%
Mulit-Family 24.2%
Retail 15.7%
Mixed Use - Cmml. 3.1%
Other 3.8%
Hotel 3.9%
Office 15.6%
Residential/ Resi. Constr. 6.3%
Mixed Use - Resi. 8.6%
Self Storage 7.0%
Industrial /Warehouse /Land 11.0%

Owner-Occupied CRE by Industry



Real Estate / Rental 18.9%
Healthcare / Assistance 11.3%
Other 6.7%
Retail Trade 10.5%
Prof., Scientific & Tech. 5.3%
Manufacturing 10.0%
Wholesale Trade 5.5%
Other Services 9.1%
Arts, Entertainment & Rec. 6.5%
Accommodation & Food 7.9%
Construction 8.3%

$1.4B Total CRE Portfolio

Portfolio Commentary

- Large borrowers are seasoned operators in their respective industries
- The majority of significant relationships have been customers for many years; some as long as 30 years
- Real estate and construction loans are written at conservative LTVs and strong DSC

Note: Data as of March 31, 2020
Source: Call report

Overview of Commercial Construction and C&I Portfolios

Construction Loans by Property Type


Land Approved 18.5%
Resi. Condos 17.1%
Non-Farm Non-Resi 11.8%
Resi. Single Lot 11.4%
Multi-Family 9.9%
Revolv. For Sub 8.8%
Storage 7.9%
Tax Exempt 5.1%
Affordable Condo 4.6%
Other 4.7%

$346M Total

C&I Loans by Industry


Construction 15.1%
Real Estate / Rental 11.3%
Other Services 11.0%
Healthcare / Assistance 9.1%
Prof., Scientific & Tech. 6.9%
Retail Trade 6.8%
All Other 5.4%
Wholesale Trade 4.7%
Accomm. & Food 4.6%
Other 9.8%
Manufacturing 15.4%

$538M Total

Portfolio Commentary

- Construction portfolio consists primarily of residential, single family, sub-division and condominium projects
- Well diversified geographically
- Optimized to minimize risk

Note: Data as of March 31, 2020
Source: Call report

Historically Strong Asset Quality

NPAs / Assets[1]



NCOs / Avg. Loans



	Last 5 Years	Last 10 Years	Last 15 Years	Last 20 Years
Avg. NCOs / Loans	0.04%	0.08%	0.08%	0.08%

Loan Loss Reserve / Gross Loans



- As provided for in the CARES Act, the Company elected to defer CECL implementation in favor of the historic probable, incurred methodology. The Company was prepared to implement CECL prior to the emergence of the pandemic

- During the first quarter of 2020, the Company recorded a $6.1M provision for loan losses, which included an allocation of $3.3M related to economic weakness concerns caused by the COVID-19 pandemic

1) Excludes accruing TDRs; The Bank had no OREO at March 31, 2020 and expects to have no OREO at June 30, 2020
Source: S&P Global Market Intelligence; Company documents

Attractive Deposit Composition

Deposit Composition



$2.9B Total

- Strong deposit base with "sticky" funding - core deposits of $2.8B, which represents ~97% of total deposits[1]

- Top 20 deposit relationships amount to 16.9% of total deposits

- ~46% of deposits are checking accounts

- ~29% of deposits are noninterest bearing

- 0.63% cost of deposits for the quarter ended 3/31/20

- Municipal and related deposits have consistently represented ~10% of the total

- 92% total loan/deposit ratio

1)   Core deposits defined as total deposits less total CDs >$250,000 and brokered deposits
Note: Data as of March 31, 2020
Source: S&P Global Market Intelligence; Company documents

Securities Portfolio Composition

Conservatively Managed Securities Portfolio (100% AFS)



Corporate Bonds, CDs & Other 3.1%

Agency MBS/CMO 37.3%

Tax-Exempt Municipal 19.1%

Taxable Municipal 17.4%

Agency CMBS 23.1%

$506M Total
~15% of Assets

Performance Notes

- Municipal and corporate bond positions managed with a third-party portfolio manager with a strong credit analysis infrastructure

- Municipal bond ratings:
  - **A:** 14%; **AA:** 69%; **AAA:** 17%

- Corporate bond ratings:
  - **A:** 58%; **AA:** 32%; **AAA:** 10%

- Portfolio tax-equivalent yield: 3.04%

- Effective Duration: 3.5 years

- Portfolio unrealized gains of $23M ($17.9M, net of tax) as of 3/31/20

  - $28M (~$22M, net of tax) as of 5/31/20

Capitalization and Sources of Liquidity

- No brokered deposits as of 3/31/20 ($75.0M as of 5/31/20)

- $84.2M of FHLB borrowings outstanding as of 3/31/20 ($4.2M as of 5/31/20)

  - At 3/31/20, the Bank had the capacity to borrow additional funds of $515M and $180M from the FHLB and the FRB Discount Window, respectively

- $14.9M of subordinated debt outstanding due 2030

  - Currently callable, at the redemption price plus accrued and unpaid interest to the date of redemption. The redemption price is equal to (i) 104.0% of the principal amount of subordinated debt to be redeemed on or after 1/30/20 but before 1/30/22, (ii) 103.0% of the principal amount of subordinated debt to be redeemed on or after 1/30/22 but before 1/30/25; and (iii) 100.0% of the principal amount of subordinated debt to be redeemed if redeemed on or after 1/30/25 but before the Maturity Date

- $228K in cash at the Company

- Current capacity to dividend $55M from the Bank to the Company

Consolidated	Outstanding ($000)	Coupon
Overnight FHLBs	$5,000	0.37%
FHLB's < 12 Mo. Maturity	$78,698	1.84%
FHLB's > 5 Yr. Maturity	$471	--
Subordinated Notes due January 2030	$14,876	6.00%
Common Equity	$304,637	--

Note: Data as of March 31, 2020
Source: Company documents

Interest Rate Sensitivity

Impact of Parallel Rate Shocks to Static Balance Sheet

- Slightly liability sensitive over the short term depending on the path of deposit rates
- Loan portfolio duration is reasonably short and balance sheet is asset sensitive after two years
- Consistently implement prepayment penalties and interest rate floors on loan originations

Year 1 - As of 03/31/2020 ($000)		
Scenario	Net Interest Income	% Change to Base
+400 Ramp	110,226	-6.82%
+200 Ramp	114,239	-3.42%
+100 Ramp	116,254	-1.72%
Base	118,288	-
-100 Ramp	119,208	0.78%

Year 2 Cumulative - As of 03/31/2020 ($000)		
Scenario	Net Interest Income	% Change to Base
+400 Ramp	217,949	-6.21%
+200 Ramp	226,068	-2.72%
+100 Ramp	229,196	-1.37%
Base	232,384	-
-100 Ramp	229,335	-1.31%

Year 1 - As of 12/31/2019 ($000)		
Scenario	Net Interest Income	% Change to Base
+400 Ramp	110,425	-6.66%
+200 Ramp	114,539	-3.19%
+100 Ramp	116,421	-1.60%
Base	118,311	-
-100 Ramp	119,730	1.20%

Year 2 Cumulative - As of 12/31/2019 ($000)		
Scenario	Net Interest Income	% Change to Base
+400 Ramp	219,344	-6.83%
+200 Ramp	228,747	-2.83%
+100 Ramp	232,244	-1.35%
Base	235,414	-
-100 Ramp	235,485	0.03%

Capital Structure



0.52%

1.25%

9.84%

11.61%
Total RBC

Sub Debt:
$14.9M

ALLL:
$36.0M

CET1 Capital:
$283.2M

$50.9M
Total Tier 2

$334.1M
Total Capital

$283.2M
Total Tier 1

- EBTC has consistently maintained a strong capital base through growth in retained earnings

- The Company has strategically accessed the capital markets to periodically bolster its capital position

  - Raised $15.0M in subordinated debt in 2015 to redeem high-cost trust preferred securities

  - Raised $20.0M in capital in 2016 through a rights and community based common stock offering

Consolidated Capital Ratios

> - Assumes $60.0M gross proceeds, with net proceeds of $58.9M
> - 90% of net proceeds, or $53.0M, will be immediately down streamed to the Bank
> - 10% of net proceeds, or $5.9M, will be initially retained at the Company

TCE / TA[1]



Leverage Ratio



Tier 1 Ratio



Total RBC Ratio



1) Represents a Non-GAAP financial measure. Reconciliation can be found on page 38
Source: S&P Global Market Intelligence

Bank Capital Ratios

> - Assumes $60.0M gross proceeds, with net proceeds of $58.9M
> - 90% of net proceeds, or $53.0M, will be immediately down streamed to the Bank
> - 10% of net proceeds, or $5.9M, will be initially retained at the Company

TCE / TA[1]



Leverage Ratio



Tier 1 Ratio



Total RBC Ratio



1)   Represents a Non-GAAP financial measure. Reconciliation can be found on page 38
Source: S&P Global Market Intelligence

Investment Highlights



Preeminent community bank in highly attractive and stable markets in Massachusetts and southern New Hampshire



History of consistent profitability and targeted organic growth



Core funded (97%), low cost deposit base (0.63% cost of deposits) provides significant liquidity (92% loan/deposit ratio)[1]



Disciplined credit culture with excellent credit track record



Committed to maintaining a strong capital position

1) For the quarter ended March 31, 2020



IX. Appendix

Interest Coverage & Double Leverage

- Assumes $60.0M gross proceeds, with net proceeds of $58.9M
- 90% of net proceeds, or $53.0M, will be immediately down streamed to the Bank
- 10% of net proceeds, or $5.9M, will be initially retained at the Company

(Dollars in thousands)	2019Y	LTM 1Q20	LTM 1Q20 PF for $60M Sub
Bank Level Equity	$311,041	$319,354	$372,351
Consolidated Equity	$296,641	$304,637	$304,637
Double Leverage Ratio	105%	105%	122%
Total Deposit Interest	$19,941	$19,640	$19,640
Non-deposit Interest Expense	$1,310	$1,449	$1,449
Illustrative Subordinated Debt Interest @ 5.25%			$3,150
Total Interest Expense	$21,251	$21,089	$24,239
Pre-tax Income	$44,581	$38,379	$35,229
Interest Coverage (including deposit expense)	3.10x	2.82x	2.45x
Interest Coverage (excluding deposit expense)	35.03x	27.49x	8.66x

Note: 20% risk-weighting on new assets
Source: S&P Global Market Intelligence; Company documents

Pro Forma Capitalization Table: Company

> - Assumes $60.0M gross proceeds, with net proceeds of $58.9M
> - 90% of net proceeds, or $53.0M, will be immediately down streamed to the Bank
> - 10% of net proceeds, or $5.9M, will be initially retained at the Company

($000's)	Actual 3/31/2020	Adjustments	Pro Forma For Sub Debt 3/31/2020
Regulatory Capital			
Common Equity Tier 1 Capital	$283,174		$283,174
Tier 1 Capital	283,174		283,174
Allowable ALLL	36,013	--	36,013
Sub Debt	14,876	60,000	74,876
Tier 2 Capital	50,889	60,000	110,889
Total Capital	334,063	60,000	394,063
Total Assets for Regulatory Ratios			
Risk-Weighted Assets	2,877,259	11,777	2,889,036
Total Assets For Leverage Ratio	3,259,031	58,885	3,317,916
TCE / TA			
Tangible Common Equity[1]	298,981		298,981
Tangible Assets[1]	3,361,497	58,885	3,420,382
Capital Ratios (%)			
TCE / TA[1]	8.89		8.74
Leverage Ratio	8.69		8.53
Tier 1 Ratio	9.84		9.80
Total RBC Ratio	11.61		13.64
CRE / RBC Ratio	317.66		269.29

1) Represents a Non-GAAP financial measure. Reconciliation can be found on page 38
Note: 20% risk-weighting on new assets
Source: S&P Global Market Intelligence; Company documents

Pro Forma Capitalization Table: Bank Level

> - Assumes $60.0M gross proceeds, with net proceeds of $58.9M
> - 90% of net proceeds, or $53.0M, will be immediately down streamed to the Bank
> - 10% of net proceeds, or $5.9M, will be initially retained at the Company

($000's)	Actual 3/31/2020	Adjustments	Pro Forma For Sub Debt 3/31/2020
Regulatory Capital			
Common Equity Tier 1 Capital	$297,890	$52,997	$350,887
Tier 1 Capital	297,890	52,997	350,887
Allowable ALLL	36,013	--	36,013
Sub Debt	--		--
Tier 2 Capital	36,013	--	36,013
Total Capital	333,903	52,997	386,900
Total Assets for Regulatory Ratios			
Risk-Weighted Assets	2,877,259	10,599	2,887,858
Total Assets For Leverage Ratio	3,259,030	52,997	3,312,027
TCE / TA			
Tangible Common Equity[1]	313,698	52,997	366,695
Tangible Assets[1]	3,361,497	52,997	3,414,494
Capital Ratios (%)			
TCE / TA[1]	9.33		10.74
Leverage Ratio	9.14		10.59
Tier 1 Ratio	10.35		12.15
Total RBC Ratio	11.60		13.40
CRE / RBC Ratio	317.81		274.28

1) Represents a Non-GAAP financial measure. Reconciliation can be found on page 38
Note: 20% risk-weighting on new assets
Source: S&P Global Market Intelligence; Company documents

Consolidated Historical Balance Sheet

Dollar Values in Thousands	Year Ended December 31,				Quarter Ended,
	2016	**2017**	**2018**	**2019**	**3/31/2020**
Assets					
Cash and Cash Equivalents	$50,475	$54,806	$63,120	$63,794	$74,857
Available for Sale Securities	374,790	405,206	431,473	504,788	505,671
Other Securities	2,094	5,215	6,805	4,951	6,212
Total Cash & Securities	427,359	465,227	501,398	573,533	586,740
Loans Held for Sale	1,569	208	701	601	476
Total Loans Held for Investment	2,022,729	2,269,904	2,387,506	2,565,459	2,683,927
Loan Loss Reserve	(31,342)	(32,915)	(33,849)	(33,614)	(39,764)
Total Net Loans Held for Investment	1,991,387	2,236,989	2,353,657	2,531,845	2,644,163
Goodwill	5,656	5,656	5,656	5,656	5,656
Total Other Assets	100,298	109,484	102,946	123,414	130,118
Total Assets	**$2,526,269**	**$2,817,564**	**$2,964,358**	**$3,235,049**	**$3,367,153**
Liabilities					
Deposits	$2,268,921	$2,441,362	$2,564,782	$2,786,730	$2,912,850
FHLB Borrowings	10,671	89,000	100,492	96,173	84,169
Lease Liabilities[1]	–	–	–	18,104	17,968
Subordinated Debt	14,834	14,847	14,860	14,872	14,876
Total Debt	25,505	103,847	115,352	129,149	117,013
Other Liabilities	17,057	40,545	28,927	22,529	32,653
Total Liabilities	**$2,311,483**	**$2,585,754**	**$2,709,061**	**$2,938,408**	**$3,062,516**
Equity					
Total Equity	**$214,786**	**$231,810**	**$255,297**	**$296,641**	**$304,637**
Total Liabilities & Shareholders' Equity	**$2,526,269**	**$2,817,564**	**$2,964,358**	**$3,235,049**	**$3,367,153**

1) Lease liability in 2019 was due to a change in accounting and the Company had operating leases prior to that date
Source: S&P Global Market Intelligence; Company documents

Consolidated Historical Income Statement

Dollar Values in Thousands	Year Ended December 31,				Quarter Ended,
	2016	**2017**	**2018**	**2019**	**3/31/2020**
Interest Income	$92,315	$105,032	$122,903	$137,108	$34,947
Interest Expense	$5,523	$7,510	$14,068	$21,251	$5,051
Net Interest Income	$86,792	$97,522	$108,835	$115,857	$29,896
Provision for Loan Losses	2,993	1,430	2,250	1,180	6,147
Total Noninterest Income	13,639	14,958	14,940	16,173	4,098
Gain on Sale of AFS Securities	802	716	(2,950)	146	100
Total Noninterest Expense	70,328	76,145	80,878	86,415	22,679
Net Income before Taxes	27,912	35,621	37,697	44,581	5,268
Provision for Taxes	9,161	16,228	8,816	10,381	1,251
Net Income Available to Common	**$18,751**	**$19,393**	**$28,881**	**$34,200**	**$4,017**
Profitability Metrics (%)					
ROAA	0.78	0.73	1.00	1.10	0.49
ROAE	9.33	8.58	12.15	12.31	5.34
NIM (FTE)	3.94	3.97	3.97	3.95	3.89
Noninterest Income / Average Assets[1]	0.57	0.56	0.52	0.52	0.50
Effiency Ratio (FTE)[1]	67.92	65.72	64.39	64.68	66.02

1) Excludes gains on sales from available for sale securities
Source: S&P Global Market Intelligence; Company documents

Non-GAAP Reconciliation

The following tables below provide a reconciliation of certain financial measures calculated under generally accepted accounting principles in the United States ("GAAP") to corresponding non-GAAP financial measures. A "non-GAAP financial measure" is a numerical measure of historical or future financial performance, financial position or cash flows that excludes or includes amounts that are required to be disclosed in the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of non-GAAP financial measures provide investors with a greater understanding of EBTC's operating results in addition to the results measured in accordance with GAAP. While management uses these non-GAAP measures in its analysis of EBTC's performance, this information should not be viewed as a substitute for financial results determined in accordance with GAAP or considered to be more important than financial results determined in accordance with GAAP.

Dollar Values in Thousands	Year Ended December 31,				Quarter Ended,
	2016	**2017**	**2018**	**2019**	**3/31/2020**
Shareholders' Equity to Tangible Common Equity:					
Total shareholders' equity—GAAP	214,786	231,810	255,297	296,641	304,637
Adjustments:					
Goodwill	5,656	5,656	5,656	5,656	5,656
Tangible Common Equity (Non-GAAP)	209,130	226,154	249,641	290,985	298,981
Total Assets to Tangible Assets:					
Total assets—GAAP	2,526,269	2,817,564	2,964,358	3,235,049	3,367,153
Adjustments:					
Goodwill	5,656	5,656	5,656	5,656	5,656
Tangible Assets (Non-GAAP)	2,520,613	2,811,908	2,958,702	3,229,393	3,361,497
Tangible Common Equity to Tangible Assets (Non-GAAP)	**8.30%**	**8.04%**	**8.44%**	**9.01%**	**8.89%**

Contact Information

Corporate Headquarters
222 Merrimack Street
Lowell, MA 01852
(978) 459-9000
www.enterprisebanking.com

Jack Clancy Jr.
Chief Executive Officer
jack.clancy@ebtc.com

Joe Lussier
EVP, CFO & Treasurer
joe.lussier@ebtc.com